SCHEDULE 13D

(Rule 13d-101)


Information to be Included in Statements Filed Pursuant to Rule
13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

QUALITY DINING, INC.
--------------------
(Name of Issuer)

COMMON STOCK, NO PAR VALUE
---------------------------
(Title of Class of Securities)

74756P 10 5
--------------------------
(CUSIP Number)

DANIEL B. FITZPATRICK
QUALITY DINING, INC.
4220 EDISON LAKES PARKWAY
MISHAWAKA, INDIANA  46545
TELEPHONE:  (219) 271-4600
FACSIMILE:  (219) 243-4393
--------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

FEBRUARY 28, 2001
-------------------------------------------------------
(Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of paragraph 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 74756P 10 5

(1)  NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES
ONLY).

     Daniel B. Fitzpatrick

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
     INSTRUCTIONS)
     (a)  [   ]
     (b)  [   ]

(3)  SEC USE ONLY ____________

(4)  SOURCE OF FUNDS (SEE INSTRUCTIONS)____PF__

(5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E) [    ]

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION ___United States___
Number of                (7)  SOLE VOTING POWER        2,362,209*
Shares Beneficially      (8)  SHARED VOTING POWER             -0-
Owned by Each            (9)  SOLE DISPOSITIVE POWER   2,362,209*
Reporting Person With   (10) SHARED DISPOSITIVE POWER         -0-

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,362,209*

(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (SEE INSTRUCTIONS) [ ]

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)____20.3%___

(14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)______IN____
*Includes presently exercisable stock options to purchase 23,200 shares.

INTRODUCTORY STATEMENT
     This Statement constitutes Amendment No. 3 to the Schedule 13D, filed on June 6, 2000, and amended by Amendment No. 1 to Schedule 13D, filed on August 10, 2000, and Amendment No. 2 to
Schedule 13D, filed on November 7, 2000 (collectively, the "Schedule 13D"), by Daniel B. Fitzpatrick, Chairman, President and Chief Executive Officer of Quality Dining, Inc., an Indiana corporation (the "Company"), with respect to the common stock, no par value of the Company (the "Common Stock"). All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D.

Other than as set forth herein, there has been no material change in the information set forth in Items 1 through 7 of the Schedule
13D.

ITEM 4.   PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is amended to add the following paragraph at the end of such Item:

On February 28, 2001, Mr. Fitzpatrick and NBO, LLC entered into a Stock Sale Agreement pursuant to which, if certain conditions are met, NBO, LLC will sell to Mr. Fitzpatrick, or an entity to be formed by him, 374,014 shares of Common Stock for an aggregate purchase price of $2,111,597.00. The purchase and sale of Common Stock under the Stock Sale Agreement will occur only upon the closing of the sale by the Company to NBO, LLC of four Burger King restaurants in the Detroit, Michigan area in exchange for 785,000 shares of Common Stock owned by NBO, LLC and certain cash adjustments, pursuant to a Purchase and Sale Agreement between the Company and NBO, LLC entered into on February 28, 2001. Consummation of these proposed transactions are subject to customary closing conditions, including approval by the Company's Board of Directors and approval by Burger King Corporation. Burger King Corporation also will have a right of first refusal to purchase the four Detroit stores for a limited period following the date of the Purchase and Sale Agreement.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      EXHIBIT            TITLE
      -------            ------------------------------
      1                  Stock Sale Agreement between Mr.
                         Fitzpatrick, on behalf of an entity to
                         be formed, and NBO, LLC, dated as of
                         February 28, 2001.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 28, 2001
-----------------

/s/ DANIEL B. FITZPATRICK
--------------------------
(Signature)



DANIEL B. FITZPATRICK
---------------------
(Name)
                                    EXHIBIT INDEX

EXHIBIT      TITLE
-------      -----
1           Stock Sale Agreement between Mr.
            Fitzpatrick, on behalf of an entity to be formed, and NBO, LLC, dated as of February 28, 2001



Exhibit 1


                    NBO, LLC, dated as of February 28, 2001.

                        STOCK SALE AGREEMENT
                          dated as of February 28, 2001

                              by and between

                            Daniel B. Fitzpatrick,

                     on behalf of an entity to be formed

                               and

                                   NBO, LLC


          This STOCK SALE AGREEMENT (this "Stock Sale Agreement") dated as of February 28, 2001 is made and entered into by and between Daniel B. Fitzpatrick ("Fitzpatrick"), on behalf of an entity to be formed, and NBO, LLC, a Michigan limited liability company ("NBO").

WHEREAS, as of the date hereof, NBO beneficially owns 1,159,014 shares of common stock, no par value (the "Common Stock") of Quality Dining, Inc., an Indiana corporation (the "Company");

WHEREAS, simultaneously herewith, the Company and NBO have entered into a Purchase and Sale Agreement of even date herewith (the "Purchase Agreement"), pursuant to which NBO will acquire four (4) Burger King stores in the Detroit, Michigan area owned and operated by the Company (the "Restaurants") in exchange for 785,000 shares of Common Stock (collectively, the "Restaurant Shares") and certain cash adjustments;

WHEREAS, Fitzpatrick, on behalf of an entity to be formed, has agreed to buy all of NBO's remaining 374,014 outstanding shares of Common Stock (the "Remaining Shares") for the price of $2,111,597.00;

WHEREAS, Fitzpatrick and NBO desire to establish in this Stock
Sale Agreement certain terms and conditions concerning the disposition of the Remaining Shares;

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Stock Sale Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

SALE OF COMMON STOCK TO FITZPATRICK

1.01 Sale of Common Stock.    NBO agrees to sell to Fitzpatrick,
and Fitzpatrick agrees to buy from NBO, the Remaining Shares for the price of $5.65 per share, $2,111,597.00 in the aggregate, which sale shall occur simultaneously with the closing of the transaction contemplated by the Purchase Agreement (the "Closing").

1.02 Obligation of Fitzpatrick.    The purchase of the Remaining
Shares as contemplated herein is a firm and binding obligation of Fitzpatrick, even in the event that Fitzpatrick does not form, create or designate a separate entity for such purpose.

1.03 Closing. At Closing, (i) NBO shall transfer title to the Remaining Shares to Fitzpatrick, free and clear of any lien, security interest, pledge, hypothecation or any other restriction or interest, either by electronic means or by delivery to Fitzpatrick of stock certificates for the Remaining Shares, together with executed blank stock powers, and
(ii) Fitzpatrick shall pay to NBO the sum designated in Paragraph
1.01 hereof by wire transfer of immediately available funds to an account designated by NBO.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF NBO

NBO hereby represents and warrants to Fitzpatrick as follows:

2.01 Incorporation. NBO is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Michigan. NBO has the requisite power and authority to execute and deliver this Stock Sale Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.

2.02 Authority.     The execution and delivery by NBO of this
Stock Sale Agreement, and the performance by NBO of its obligations hereunder, have been duly and validly authorized by NBO , no other action on the part of NBO or its members being necessary. This Stock Sale Agreement has been duly and validly executed and delivered by NBO and constitutes a legal, valid and binding obligation of NBO in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

2.03 No Conflicts. The execution and delivery by NBO of this Stock Sale Agreement do not, and the performance by NBO of its obligations under this Stock Sale Agreement and the consummation of the transactions contemplated hereby will not:

(a) conflict with or result in a violation or breach of any of the terms, conditions or provisions of the limited liability company agreement or other organizational documents or instruments of NBO;

(b) conflict with or result in a violation or breach of any term or provision of any law, statute, rule or regulation or any order, judgment or decree of any governmental or regulatory authority applicable to NBO or any of its properties or assets; or

(c)  (i) conflict with or result in a violation or breach of,
(ii) constitute (with or without notice or lapse of time or both) a default under, or (iii) require NBO to obtain any consent, approval or action of, make any filing with or give any notice to any person as a result or under the terms of, any contract, agreement, plan, permit or license to which NBO is a party.

2.04 Governmental Approvals and Filings.     No consent, approval
or action of, filing with or notice to any governmental or regulatory authority on the part of NBO is required in connection with the execution, delivery and performance of this Stock Sale Agreement or the consummation of the transactions contemplated hereby, other than filings under the Securities Exchange Act of 1934, as amended, in connection with the transactions contemplated by this Stock Sale Agreement.

2.05 Common Stock Ownership. As of the date hereof, NBO is the beneficial owner of 1,159,014 shares of Common Stock (collectively, the "Shares"). Other than the Shares, NBO is not the beneficial owner of any other securities of the Company. NBO beneficially owns the Shares free and clear of any lien, security interest, pledge, hypothecation or any other restriction or interest.

2.06 Information. NBO acknowledges that it has been advised about, and has been provided access to, all information about the Company that it deems necessary to make an informed decision with respect to the sale of the Remaining Shares.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF FITZPATRICK

Fitzpatrick hereby represents and warrants to NBO as follows:

3.01 Authority.     This Stock Sale Agreement has been duly and
validly executed and delivered by Fitzpatrick and constitutes a legal, valid and binding obligation of Fitzpatrick in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

3.02 No Conflicts. The execution and delivery by Fitzpatrick of this Stock Sale Agreement do not, and the performance by Fitzpatrick of his obligations under this Stock Sale Agreement and the consummation of the transactions contemplated hereby will not:

(a) conflict with or result in a violation or breach of any term or provision of any law, statute, rule or regulation or any order, judgment or decree of any governmental or regulatory authority applicable to Fitzpatrick or any of his properties or assets; or

(b)  (i) conflict with or result in a violation or breach of,
(ii) constitute (with or without notice or lapse of time or both) a default under, or (iii) require Fitzpatrick to obtain any consent, approval or action of, make any filing with or give any notice to any person as a result or under the terms of or under, any contract, agreement, plan, permit or license to which Fitzpatrick is a party, except that the consent of the Company's Audit Committee and Board of Directors will be required, which approval shall be obtained within thirty (30) days of the date hereof, failing which this Stock Sale Agreement shall terminate.

3.04 Governmental Approvals and Filings.     No consent, approval
or action of, filing with or notice to any governmental or regulatory authority on the part of Fitzpatrick is required in connection with the execution, delivery and performance of this Stock Sale Agreement or the consummation of the transactions contemplated hereby, other than filings under the Securities Exchange Act of 1934, as amended, in connection with the transactions contemplated by this Stock Sale Agreement.

ARTICLE IV

GENERAL PROVISIONS


4.01 Survival of Representations, Warranties, Covenants and Agreements. Notwithstanding any right of any party (whether or not exercised) to investigate the accuracy of the representations and warranties of the other party contained in this Stock Sale Agreement, each party hereto has the right to rely fully upon the representations and warranties of the other contained in this Stock Sale Agreement. Except as provided in Section 4.02, the representations, warranties, covenants and agreements of each party hereto contained in this Stock Sale Agreement will survive until the termination of this Stock Sale Agreement and, if this Stock Sale Agreement is not terminated prior to the Closing, shall survive the Closing.

4.02 Termination.   This Stock Sale Agreement and all rights and
obligations of the parties hereunder shall automatically terminate, and shall cease to be of any further force and effect, upon the earlier of (a) the mutual written agreement of NBO and Fitzpatrick, (b) the termination of the Purchase Agreement in accordance with its terms prior to the occurrence of the Closing or (c) the failure to obtain the approval of the Company's Audit Committee and Board of Directors within the time period specified in Section 3.02(b)(iii). Notwithstanding the termination of this Stock Sale Agreement, nothing contained herein shall relieve any party hereto from liability for breach of any of such party's representations, warranties, covenants or agreements contained in this Stock Sale Agreement occurring prior to such termination.

4.03 Amendment and Waiver.    (a)  This Stock Sale Agreement may
be amended, supplemented or modified only by a written instrument duly executed by or on behalf of each party hereto.

(b) Any term or condition of this Stock Sale Agreement may be waived at any time by the party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the party waiving such term or condition. No waiver by any party of any term or condition of this Stock Sale Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Stock Sale Agreement on any future occasion. All remedies, either under this Stock Sale Agreement or by law or otherwise afforded, will be cumulative and not alternative.

4.04 Notices. All notices, requests and other communications hereunder must be in writing and will be deemed to have been duly given only if delivered personally or by facsimile transmission or mailed (first class postage prepaid) to the parties at the following addresses or facsimile numbers:

          If to NBO:

          NBO, LLC
          25800 Northwestern Highway Suite 750
          Southfield, Michigan 48075
          Facsimile:  (248) 357-6295 Attn:
          David W. Schostak and
            Mark S. Schostak

            with a copy to:

          Honigman Miller Schwartz and Cohn LLP
          2290 First National Building
          Detroit, Michigan 48226
          Facsimile:  (313) 465-7475
            Attn:  Lawrence D. McLaughlin, Esq.

          If to Fitzpatrick to:

          Daniel B. Fitzpatrick
          4220 Edison Lakes Parkway
          Mishawaka, Indiana 46545
          Facsimile: (219) 243-4393

          with a copy to:


          Baker & Daniels
          300 North Meridian, Suite 2700
          Indianapolis, Indiana 46204 Facsimile:
          (317) 237-1000
          Attn:  James A. Aschleman, Esq.

All such notices, requests and other communications will (i) if delivered personally to the address as provided in this Section, be deemed given upon delivery, (ii) if delivered by facsimile transmission to the facsimile number as provided in this Section, be deemed given upon receipt, and (iii) if delivered by mail in the manner described above to the address as provided in this Section, be deemed given upon receipt (in each case regardless of whether such notice, request or other communication is received by any other person to whom a copy of such notice, request or other communication is to be delivered pursuant to this Section). Any party from time to time may change its address, facsimile number or other information for the purpose of notices to that party by giving notice specifying such change to the other parties hereto.

4.05 Entire Agreement.   This Stock Sale Agreement supersedes all
prior discussions and agreements between the parties hereto with respect to the subject matter hereof, and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

4.06 No Third Party Beneficiary.   The terms and provisions of
this Stock Sale Agreement are intended solely for the benefit of each party hereto, and it is not the intention of the parties to confer third-party beneficiary rights upon any other person.

4.07 No Assignment; Binding Effect.     Neither this Stock Sale
Agreement nor any right, interest or obligation hereunder may be assigned by any party hereto without the prior written consent of the other party hereto and any attempt to do so will be void. Subject to the preceding sentence, this Stock Sale Agreement is binding upon, inures to the benefit of and is enforceable by the parties hereto and their respective successors and assigns and legal representatives. Notwithstanding the foregoing, (i) Fitzpatrick may assign this Stock Sale Agreement to an entity formed by Fitzpatrick for the express purpose of carrying out the obligations of Fitzpatrick hereunder without the consent of NBO, but such assignment shall not relieve Fitzpatrick from any of his obligations hereunder; and (ii) NBO may assign this Stock Sale Agreement to King Venture, Inc. ("KVI") in connection with a transfer of the Shares to KVI.

4.08 Specific Performance; Legal Fees. The parties acknowledge that money damages are not an adequate remedy for violations of any provision of this Stock Sale Agreement and that any party may, in such party's sole discretion, apply to a court of competent jurisdiction for specific performance for injunctive or such other relief as such court may deem just and proper in order to enforce any such provision or prevent any violation hereof and, to the extent permitted by applicable law, each party waives any objection to the imposition of such relief. The parties hereto agree that, in the event that any party to this Stock Sale Agreement shall bring any legal action or proceeding to enforce or to seek damages or other relief arising from an alleged breach of any term or provision of this Stock Sale Agreement by any other party, the prevailing party in any such action or proceeding shall be entitled to an award of, and the other party to such action or proceeding shall pay, the reasonable fees and expenses of legal counsel to the prevailing party.

4.09 Headings. The headings used in this Stock Sale Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

4.10 Invalid Provisions. If any provision of this Stock Sale Agreement is held to be illegal, invalid or unenforceable under any present or future law, and if the rights or obligations of any party hereto under this Stock Sale Agreement will not be materially and adversely affected thereby, (i) such provision will be fully severable, (ii) this Stock Sale Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof and
(iii) the remaining provisions of this Stock Sale Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom.

4.11 Governing Law. This Stock Sale Agreement shall be governed by and construed in accordance with the laws of the State of Indiana applicable to a contract executed and performed in such State, without giving effect to the conflicts of laws principles thereof.

4.12 Counterparts. This Stock Sale Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

IN WITNESS WHEREOF, each party hereto has signed this Stock Sale
Agreement as of the date first above written.

/s/ Daniel B. Fitzpatrick
___________________________________
Daniel B. Fitzpatrick



NBO, LLC,
a Michigan limited liability company

By:/s/David Schostak
_______________________

Name:___________________
Title:__________________